Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Earnings from continuing operations before income taxes	$ 12,969	$ 10,513	$ 7,774	$ 937	$ 22,590
Fixed charges	39,395	37,416	38,990	32,008	35,469
Cash distributions from equity method investments	1,304	847	—	802	810
Total earnings	$ 53,668	$ 48,776	$ 46,764	$ 33,747	$ 58,869

Fixed charges:
Interest expense	$ 39,012	$ 37,062	$ 38,719	$ 31,749	$ 35,201
Estimated interest expense within rental expense (1)	383	354	271	259	268
Total fixed charges	$ 39,395	$ 37,416	$ 38,990	$ 32,008	$ 35,469
Preferred stock dividend (2)	—	—	—	4,374	5,136
Total fixed charges and preferred stock dividends	$ 39,395	$ 37,416	$ 38,990	$ 36,382	$ 40,605

Ratio of earnings to fixed charges	1.36	1.30	1.20	1.05	1.66

Ratio of earnings to fixed charges and preferred stock dividends	1.36	1.30	1.20	0.93	1.45

(1)

Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)	Represents pre-tax earnings required to pay preferred stock dividends.